U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12B-25
                        NOTIFICATION OF LATE FILING      SEC FILE NUMBER
                                                             0-23383

[X]  Form  10-K  and Form 10-KSB   [ ] Form 11-K  [ ] Form 10-Q and
     Form 10-QSB
[ ]  Form N-SAR

For Period Ended:  DECEMBER  31, 1999

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR



     IF THE NOTIFICATION RELATES  TO A PORTION OF THE FILING CHECKED ABOVE,
IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:   Items 7 and 8


PART I - REGISTRANT INFORMATION


FULL NAME OF REGISTRANT:

          OMNI Energy Services Corp.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER):

          4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520



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PART II - RULES 12B-25(B) AND (C)


IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE


STATE BELOW IN REASONABLE DETAIL THE REASONS WHY THE FORM 10-K AND FORM 10-KSB, 20-F, 11-K 10-Q AND FORM 10-QSB, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED PERIOD.

The Registrant was in compliance with all payment covenants, but was not in compliance with certain financial covenants, contained in its long-term credit agreements as of December 31, 1999. Moreover, subsequent to December 31, 1999, the Registrant was also not in compliance with the payment covenants under these agreements. These defaults could give the Registrant's lenders the right to accelerate the Registrant's indebtedness, in an aggregate amount outstanding of approximately $15 million, although to date no such acceleration has occurred. In addition, the Registrant's subordinated notes are in technical default due to cross default provisions contained in these agreements and thus the note holders have the right to demand payment of the amounts outstanding of $7.5 million. The Registrant does not have sufficient resources available to make the required payments should the creditors require the Registrant to repay the amounts due.

The Registrant's long-term credit agreements have a maturity date of March 31, 2000. However, the Registrant has reached an agreement in principle with the lender of its major credit agreement, subject to negotiation and execution of the necessary documentation, pursuant to which the lender would extend the maturity date of its credit agreement until May 15, 2000, and waive all payment and covenant defaults through that date. The Registrant is currently in discussions with its lenders regarding various options to resolve this status and to further extend the maturities under its long-term credit facilities. Management is also continuing to pursue restructuring the Registrant's indebtedness and alternative sources of financing and capital.

The Registrant had hoped that it would have come to a definitive agreement with its lenders for a long-term resolution to this situation, or have entered into agreements with new providers of financing or capital in time to allow the Form 10-K to be filed timely. However, it now appears that negotiations with respect to an appropriate long-term resolution will not be completed for several more weeks. Because the terms of any such resolution, the form it may take and its effect on the Registrant's business cannot yet be determined, the Registrant is unable to complete its Form 10-K report. Among the portions of the Form 10-K that the Registrant is unable to file at this time are its audited financial statements and management's discussion and analysis. Upon satisfactory completion of an agreement with the lenders with respect to the Registrant's indebtedness or with a new source of financing or capital, the Registrant will amend its 2000 Form 10-K to file the completed report.

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PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

          PETER NIELSEN                       318             896-6664
             (Name)                        (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X]  Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X]  Yes   [ ] No

     IF  SO:   ATTACH  AN  EXPLANATION  OF  THE  ANTICIPATED  CHANGE,  BOTH
NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

The Registrant's revenues for the fiscal year ending December 31, 1999 were $24.1 million compared to $62.1 million for the fiscal year ending December 31, 1998. The Registrant's pretax loss from continuing operations for the year ending December 31, 1999 is anticipated to be $16.5 million compared to $2.6 million for the year ending December 31, 1998. The fiscal 1999 results are also expected to include pretax losses from discontinued operations of approximately $12 million. The Registrant's results of operations for fiscal 1999 have continued to be adversely impacted by the depressed demand in the seismic market for the Registrant's services and due to the loss on its operations in South America. The Registrant began to experience weakness in its market in the later half of 1998 due to the fall in the price of oil. The reduced demand continued throughout 1999 despite the recent increase in the price of oil. The Registrant expanded its operations to South America during the latter part of 1998. During 1999, the Registrant incurred losses of approximately $2.0 million related to a project that was completed during 1999.

                        OMNI ENERGY SERVICES CORP.
               (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  MARCH 30, 2000               By:  /S/ PETER NIELSEN
                                             Peter Nielsen
                                        Chief Financial Officer